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                              June 5, 2023

       Raluca Dinu
       Chief Executive Officer
       GigCapital5, Inc.
       1731 Embarcadero Rd., Suite 200
       Palo Alto, CA 94303

                                                        Re: GigCapital5, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed May 22, 2023
                                                            File No. 333-269760

       Dear Raluca Dinu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 4, 2023 letter.

       Amendment No. 3 to Registration Statement Form S-4

       The QT Scanner, page 243

   1. We note you have revised your disclosure in response to previous comment 3 to include brief descriptions of
17 studies. Please expand on the descriptions of these studies. Please ensure the descriptions
state the number of participants, applicable endpoints, the
                                                        occurrence of any
serious adverse events and their statistical significance.
              You may contact Christie Wong at 202-551-3684 or Jeanne Baker at 202-551-3691 if
       you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Jane Park at 202-551-7439 with any other questions.
 Raluca Dinu
GigCapital5, Inc.
June 5, 2023
Page 2



                                    Sincerely,

FirstName LastNameRaluca Dinu       Division of Corporation Finance
                                    Office of Industrial Applications and
Comapany NameGigCapital5, Inc.
                                    Services
June 5, 2023 Page 2
cc:       Jeffrey C. Selman, Esq.
FirstName LastName